Filed by TAM S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

We announce binding agreements for our combination with LAN

Dear colleagues,

Our company and LAN announced today the signing of our binding agreements for the combination of both airlines, which we had disclosed on August 13th, 2010.  Thus, we take a fundamental stride towards this transaction which demonstrates the wish of both airlines to join forces.

As the CEO of our holding company, Marco Antonio Bologna, says, “TAM and LAN, as leaders in Latin America, are making a natural move, following the world trend of consolidation observed in the air travel industry.  This is the best way to ensure both companies’ growth in a landscape of increasing competition and demand”.

The contracts, which were approved by the Boards of both TAM and LAN in meetings held this past Tuesday (January 18), in Chile and in Brazil, define the new structure, which will be established for the combination of both airlines, to form the Grupo LATAM Airlines S.A. (LATAM Airlines Group), as well as the corporate management which will coordinate the new structure.

Now, the combining operation of both airlines is pending approval by competent officials in Brazil and Chile, such as ANAC (the Brazilian National Aviation Agency).  Approvals are expected to be complete within six to nine months.

It is very important to highlight that we will continue to operate as independent airlines, and the same applies to our subsidiaries and those of LAN.

We share with LAN the passion for flying and for offering the best service to our clients. “Our dealings with LAN for years now have pointed to a convergence of values, beliefs and strategic ambitions between our family and the Cueto family, the controlling shareholders of LAN”, says Maria Cláudia Amaro, chairman of the Board of TAM S.A.

With this combination, we take a fundamental step towards building a group that is born already as one of the world’s aviation leaders and one which can compete on equal footing with the best international players, with a great growth potential and benefits for all stakeholders: clients, employees, partners, shareholders and the communities where we operate.

Together, our company and LAN total more than 40 thousand employees.  The combined fleet of both companies totals more than 280 aircraft.  The airlines serve over 115 destinations, in 23 countries, besides offering air freight services throughout Latin America and worldwide.

With the combination with LAN, we will greatly increase our growth expectations, our possibilities of gains related to scale, and we will form a group with more diverse operations.  That will bring about more stability and financial health, which will ultimately benefit the employees of both airlines.

We have ahead of us the challenge of integrating a group which will face more and more global competition.  This new landscape broadens the career prospects for each and every one of us.  Let us grow together!

Cordially,

Líbano Barroso

President

Forward-Looking Statements

This letter contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This letter relates to a proposed business combination between LAN Airlines S.A. and TAM S.A., which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN and a new entity to be formed in connection with the combination.  This letter is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN’s Investor Relations at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM’s Investor Relations at 55-11-5582-9715 or by e-mail at invest@tam.com.br.